Exhibit 99.3

Envigado, March 21, 2024

GENERAL SHAREHOLDERS’ ASSEMBLY DECISIONS

Almacenes Éxito S.A. informs its shareholders and the market in general that today, March 21, 2024, after all the necessary processes and authorizations had been carried out, the ordinary meeting of the General Shareholders’ Assembly was held in person, where the matters contemplated in the agenda that was informed by means of the call made on February 19, 2024, were considered.

At said meeting, in accordance with the functions and powers of the General Shareholders’ Assembly provided for in Article 29 of the bylaws, the Assembly approved the following proposals:

1.	Profit distribution proposal, which was approved by 95.69% of the shares present and represented at the meeting.

2.	Amendments to the Rules of Procedure for the Company’s General Assembly of Shareholders, which was approved by 95.69% of the shares present and represented at the meeting.

3.	Amendments to the Board of Directors Election and Succession Policy, which was approved by 88.59% of the shares present and represented at the meeting.

4.	Amendments to the Company’s Board of Directors Remuneration Policy, which was approved by 95.68% of the shares present and represented at the meeting.